FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of December, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

December 12, 2003


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Interim Consolidated Financial Statements
For the six month ended September 30, 2003

This is an English translation of summary information of the semi annual report in Japanese language, which is "Hanki Hokokusyo".

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30, 2002, 2003 and March 31, 2003

                                                                            Millions of Yen
                                                           ----------------------------------------------
                                                           September 30,    September 30,
ASSETS                                                         2002             2003        March 31,2003
---------------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                     217,418         225,013          189,243
   Time deposits                                                   7,969           1,881           11,087
   Marketable securities                                           2,118             136              107
   Trade receivables-
     Notes                                                        78,150          75,100           76,022
     Accounts                                                    346,787         349,618          359,769
     Less- Allowance for doubtful receivables                    (18,358)        (17,084)         (17,849)
   Inventories-
     Finished goods                                              105,546         105,716          102,164
     Work in process and raw materials                            43,438          46,438           43,887
   Deferred income taxes and other                                54,876          58,567           58,083
---------------------------------------------------------------------------------------------------------
         Total current assets                                    837,944         845,385          822,513
---------------------------------------------------------------------------------------------------------

Property, Plant and Equipment, at cost:
   Land                                                           44,261          42,921           42,990
   Buildings                                                     203,344         203,869          204,606
   Machinery and equipment                                       667,510         655,825          660,458
   Construction in progress                                        4,588           7,868            6,540
---------------------------------------------------------------------------------------------------------
                                                                 919,703         910,483          914,594
   Less- Accumulated depreciation                               (666,972)       (668,225)        (665,842)
---------------------------------------------------------------------------------------------------------
                                                                 252,731         242,258          248,752
---------------------------------------------------------------------------------------------------------

Investments and Other Assets:
   Finance receivables                                           463,853         497,109          476,293
   Investment securities                                          44,473          67,726           71,973
   Investments in and advances to affiliates                      49,069          45,909           45,791
   Goodwill                                                       27,528          26,325           28,109
   Other intangible assets                                        39,184          41,992           40,020
   Lease deposits and other                                      111,603         145,458          151,471
---------------------------------------------------------------------------------------------------------
                                                                 735,710         824,519          813,657
---------------------------------------------------------------------------------------------------------
                                                               1,826,385       1,912,162        1,884,922
---------------------------------------------------------------------------------------------------------

                                                                            Millions of Yen
---------------------------------------------------------------------------------------------------------
                                                           September 30,    September 30,
LIABILITIES AND SHAREHOLDERS' INVESTMENT                       2002             2003       March 31, 2003
---------------------------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                                         108,279         111,872           84,478
   Current maturities of long-term indebtedness                   72,104          88,696           54,235
   Trade payables-
     Notes                                                        33,943          28,876           32,943
     Accounts                                                    234,460         244,400          247,855
   Accrued income taxes                                           34,910          37,735           42,393
   Accrued expenses and other                                    119,354         123,688          126,679
---------------------------------------------------------------------------------------------------------
         Total current liabilities                               603,050         635,267          588,583
---------------------------------------------------------------------------------------------------------

Long-term Liabilities:
   Long-term indebtedness                                        362,909         284,392          345,902
   Accrued pension and severance costs                           116,253         212,756          209,011
   Deferred income taxes                                          26,310          28,219           30,653
---------------------------------------------------------------------------------------------------------
                                                                 505,472         525,367          585,566
---------------------------------------------------------------------------------------------------------

Minority Interests                                                54,198          48,453           53,259
---------------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 6)

Shareholders' Investment:
   Common stock;
     Authorized - 1,000,000,000 as of September 30,
       2002 and 993,000,000 as of
       September 30, 2003 and March 31, 2003
     Issued - 727,324,532 shares as of September 30,
       2002 and 744,912,078 shares
       as of September 30, 2003 and March 31, 2003               120,489         135,364          135,364
   Additional paid-in capital                                    171,656         186,600          186,521
   Retained earnings                                             414,176         471,815          434,748
   Accumulated other comprehensive income (loss)                 (41,762)        (86,531)         (94,733)
   Treasury stock at cost; 405,422 shares, 2,005,815
     shares and 2,303,443 shares as of September 30,
     2002, 2003 and March 31, 2003                                  (894)         (4,173)          (4,386)
---------------------------------------------------------------------------------------------------------
         Total shareholders' investment                          663,665         703,075          657,514
---------------------------------------------------------------------------------------------------------
                                                               1,826,385       1,912,162        1,884,922
---------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the Half Years Ended September 30, 2002, 2003 and Year Ended March 31, 2003

                                                                             Millions of Yen
                                                        ------------------------------------------------------
                                                          Half year ended    Half year ended
                                                           September 30,      September 30,       Year ended
                                                               2002               2003          March 31, 2003
--------------------------------------------------------------------------------------------------------------
Net Sales                                                         856,821            888,090         1,738,358
Cost of Sales                                                     496,176            499,983           993,009
--------------------------------------------------------------------------------------------------------------
         Gross profit                                             360,645            388,107           745,349

Selling, General and Administrative Expenses                      299,317            310,852           611,695
--------------------------------------------------------------------------------------------------------------
         Operating income                                          61,328             77,255           133,654
--------------------------------------------------------------------------------------------------------------

Other (Income) Expenses:
   Interest and dividend income                                    (2,035)            (1,313)           (3,772)
   Interest expense                                                 4,030              2,863             6,853
   Foreign currency exchange (gain) loss, net                        (225)             3,991               566
   Other, net                                                       3,885                298             6,537
--------------------------------------------------------------------------------------------------------------
         Total                                                      5,655              5,839            10,184
--------------------------------------------------------------------------------------------------------------

Income before Income Taxes, Minority Interests and
   Equity in Earnings of Affiliates                                55,673             71,416           123,470

Provision for Income Taxes:
   Current                                                         29,050             29,681            63,183
   Deferred                                                        (5,030)            (1,257)          (11,199)
--------------------------------------------------------------------------------------------------------------
         Total                                                     24,020             28,424            51,984
--------------------------------------------------------------------------------------------------------------

Income before Minority Interests and Equity in
   Earnings of Affiliates                                          31,653             42,992            71,486
Minority Interests                                                   (264)             1,699             1,376
Equity in Earnings of Affiliates                                    1,608                972             2,403
--------------------------------------------------------------------------------------------------------------
         Net Income                                                33,525             42,265            72,513
--------------------------------------------------------------------------------------------------------------

                                                                                    Yen
                                                        ------------------------------------------------------
Per Share of Common Stock:
--------------------------------------------------------------------------------------------------------------
   Net income:
     Basic                                                    (Yen) 46.11        (Yen) 56.79       (Yen) 99.79
     Diluted                                                        44.68                  -             96.81
--------------------------------------------------------------------------------------------------------------
   Cash dividends paid                                         (Yen) 7.00         (Yen) 7.00       (Yen) 14.00
--------------------------------------------------------------------------------------------------------------

Per American Depositary Share, each representing
 5 shares of common stock:
--------------------------------------------------------------------------------------------------------------
   Net income:
     Basic                                                   (Yen) 230.55       (Yen) 283.95      (Yen) 498.95
     Diluted                                                       223.40                  -            484.05
--------------------------------------------------------------------------------------------------------------
   Cash dividends paid                                        (Yen) 35.00        (Yen) 35.00       (Yen) 70.00
--------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Half Years Ended September 30, 2002, 2003 and Year Ended March 31, 2003

                                                                        Millions of Yen
                                                     ---------------------------------------------------
                                                     Half year ended   Half year ended
                                                      September 30,     September 30,       Year ended
                                                          2002              2003          March 31, 2003
--------------------------------------------------------------------------------------------------------
Common Stock:
  Beginning balance                                      120,461           135,364            120,461
  Conversion of convertible bonds                             28                 -             14,903
--------------------------------------------------------------------------------------------------------
  Ending balance                                         120,489           135,364            135,364
--------------------------------------------------------------------------------------------------------

Additional Paid-in Capital:
  Beginning balance                                      171,628           186,521            171,628
  Conversion of convertible bonds                             28                 -             14,893
  Gains on share exchange                                      -                79                  -
--------------------------------------------------------------------------------------------------------
  Ending balance                                         171,656           186,600            186,521
--------------------------------------------------------------------------------------------------------

Retained Earnings:
  Beginning balance                                      385,741           434,748            385,741
  Net income for the period                               33,525            42,265             72,513
  Dividends declared and approved                         (5,090)           (5,198)           (10,178)
  Retirement of treasury stock                                 -                 -            (13,328)
--------------------------------------------------------------------------------------------------------
  Ending balance                                         414,176           471,815            434,748
--------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss):
  Beginning balance                                      (44,376)          (94,733)           (44,376)
  Foreign currency translation adjustments                  (835)             (425)             1,007
  Unrealized gains (losses) on securities, net of
    reclassification adjustment                           (1,100)            2,799             (1,984)
  Unrealized gains (losses) on derivatives, net of
    reclassification adjustment                               24               120                 29
  Minimum pension liability adjustments                    4,525             5,708            (49,409)
--------------------------------------------------------------------------------------------------------
  Ending balance                                         (41,762)          (86,531)           (94,733)
--------------------------------------------------------------------------------------------------------

Treasury stock:
  Beginning balance                                         (434)           (4,386)              (434)
  Purchase of treasury stock                                (460)           (4,056)           (17,280)
  Retirement of treasury stock                                 -                 -             13,328
  Share exchange                                               -             4,269                  -
--------------------------------------------------------------------------------------------------------
  Ending balance                                            (894)           (4,173)            (4,386)
--------------------------------------------------------------------------------------------------------

Comprehensive income:
  Net income for the period                               33,525            42,265             72,513
  Other comprehensive income (loss) for the period,
    net of tax                                             2,614             8,202            (50,357)
--------------------------------------------------------------------------------------------------------
  Total comprehensive income for the period               36,139            50,467             22,156
--------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Half Years Ended September 30, 2002, 2003 and Year Ended March 31, 2003


                                                                                 Millions of Yen
                                                             -----------------------------------------------------
                                                               Half year ended   Half year ended      Year ended
                                                             September 30, 2002 September 30, 2003  March 31, 2003
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        33,525            42,265          72,513
   Adjustments to reconcile net income to net cash provided
       by operating activities-
     Depreciation and amortization                                   36,782            37,827          76,551
     Equity in earnings of affiliates, net of dividends
       received                                                        (670)             (230)         (1,167)
     Deferred income taxes                                           (5,030)           (1,257)         (9,289)
     Losses on disposals and sales of property, plant and
       equipment                                                        777               837           1,975
     Changes in assets and liabilities-
       Decrease in trade receivables                                 30,129             7,935          22,176
       (Increase) decrease in inventories                             9,521            (7,979)         14,983
       Increase in finance receivables                              (20,230)          (21,723)        (33,109)
       (Decrease) increase in trade payables                         (5,339)           (6,773)          5,632
       (Decrease) increase in accrued income taxes and
         accrued expenses and other                                  (2,004)           (5,069)         11,173
       Increase in accrued pension and severance costs                5,354             9,806           7,806
     Other, net                                                      16,304             6,017          16,498
------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                   99,119            61,656         185,742
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                 174               134             245
   Expenditures for property, plant and equipment                   (36,576)          (36,282)        (71,984)
   Payments for purchases of available-for-sale securities          (22,019)          (25,103)        (52,219)
   Proceeds from sales of available-for-sale securities              22,133            33,514          24,513
   Decrease in time deposits                                          3,815             9,159             944
   Other, net                                                          (922)           (1,419)            302
------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                      (33,395)          (19,997)        (98,199)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term loans                                     51,032             1,125          58,194
   Repayment of long-term loans                                     (11,559)          (15,970)        (23,133)
   Increase (Decrease) in short-term borrowings, net                (48,641)           30,244         (73,393)
   Proceeds from issuance of long-term debt securities               10,000             1,000          11,000
   Repayment of long-term debt securities                           (11,553)          (14,000)        (11,723)
   Dividend payments                                                 (5,089)           (5,181)        (10,176)
   Payment for purchase of treasury stock                              (460)           (3,643)        (17,281)
   Other, net                                                          (292)             (218)           (631)
------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                      (16,562)           (6,643)        (67,143)
------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS         (1,916)              754          (1,329)
------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                            47,246            35,770          19,071
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      170,172           189,243         170,172
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          217,418           225,013         189,243
------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE PERIOD FOR-
     Interest                                                         4,618             3,689           7,300
     Income taxes                                                    25,670            33,569          52,154
------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 81 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements"(Ministry of Finance Ordinance No.24, 1999), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the half years ended September 30, 2002, 2003 and year ended March 31, 2003 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with accounting principles generally accepted in the United States of America.

(A) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 percent ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30 or March 31.

(B) REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Generally, Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Most equipment sales require that Ricoh install the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts and trade-in allowances. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Service revenues result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period.

(C) FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D) CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase.

(E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 4, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes. Ricoh adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities", and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which require that all derivative instruments be recorded on the balance sheet at their respective fair values.

In accordance with SFAS 133, Ricoh, when it enters into a derivative contract, makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair values, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances are charged-off against the allowances when collection is considered remote.

(G) SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2002, March 31, 2003 and September 30, 2003, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to their then fair value for any declines in market value determined to be other than temporary. These impairment losses are charged against earnings at the time that a decline has been determined to be other than temporary based primarily on the financial condition of the issuer and the extent and length of time of the decline. Investments whose market values have declined below cost that extends for nine months are automatically written-down to their then fair value in all cases.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(H) INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 42% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the half years ended September 30, 2002, 2003 and year ended March 31, 2003 are summarized below:

                                                    Half year ended       Half year ended         Year ended
                                                   September 30, 2002   September 30, 2003      March 31, 2003
-------------------------------------------------------------------------------------------------------------------
Buildings                                               4.0%                  4.0%                 8.1%
Machinery and equipment                                22.1                  23.4                 41.0
-------------------------------------------------------------------------------------------------------------------

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J) GOODWILL AND OTHER INTANGIBLE ASSETS

Ricoh fully adopted the provision of SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite.

Goodwill acquired in business combinations completed before July 1, 2001, was amortized until March 31, 2002. In connection with the transitional impairment evaluation, SFAS 142 required Ricoh to perform an assessment of whether there was an indication that goodwill was impaired as of April 1, 2002. To accomplish this, Ricoh (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. As the result of the transitional assessment, Ricoh determined there was no indication that goodwill had been impaired as of April 1, 2002.

Prior to the adoption of SFAS 142, Ricoh classified the cost in excess of fair value of the net assets of companies acquired in purchase transactions as goodwill, and the goodwill was being amortized on a straight-line method over the estimated periods benefited, not to exceed 20 years.

(K) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic employer pension fund (EPF) plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to Japanese Pension Insurance (JPI) program, and the Japanese government would be responsible for all benefit payments. The corporate portion of the EPF would continue to exist exclusively as a corporate defined benefit pension plan. In this regard, Ricoh has elected to transfer the substitutional portion of its EPF to the government. The process of separating the substitutional portion from the corporate portion includes several phases. In January 2003, Ricoh received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF and is proceeding with the remaining steps to effectuate the transfer. Ricoh will account for the transfer in accordance with EITF 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Accordingly, there has been no effect on Ricoh's consolidated financial statements for the half year ended September 30, 2003. The aggregate effect of this separation will be determined based on the Company's total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company's current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, Ricoh's management does not presently expect that this separation will have a significant effect on Ricoh's financial condition or results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

(L) INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(M) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(N) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses on the consolidated statements of income.

(O) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Ricoh adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 develops a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" for long-lived assets to be disposed of by sale, and broadens the scope of what constitutes a business to be disposed of that should be reported as a discontinued operation. The new standard was adopted on April 1, 2002, and did not have a material effect on Ricoh's consolidated financial position or results of operations.

SFAS 144 requires that long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(P) EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(Q) NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows for the half years ended September 30, 2002, 2003 and year ended March 31, 2003:

                                                                           Millions of Yen
                                                  ------------------------------------------------------------------
                                                    September 30, 2002   September 30, 2003      March 31, 2003
--------------------------------------------------------------------------------------------------------------------
Conversion of convertible bonds                          3,165                     -               32,905
Capital lease obligations incurred                       1,563                    50                1,697
Retirement of treasury stock                                 -                     -               13,328
Acquisition of minority interests of a
       consolidated subsidiary through
       stock for stock exchanges                             -                 5,579                    -
--------------------------------------------------------------------------------------------------------------------

(R) USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

2. SECURITIES

Marketable securities and investment securities as of September 30, 2002, 2003 and March 31, 2003 consist of the following:

                                                                                   Millions of Yen
                                                                    ---------------------------------------------
                                                                       September 30,  September 30,    March 31,
                                                                           2002           2003           2003
-----------------------------------------------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                                           2,118            136              107
-----------------------------------------------------------------------------------------------------------------

Investment securities:
   Available-for-sale securities                                          36,954         60,555           64,602
   Non-marketable equity securities                                        7,519          7,171            7,371
-----------------------------------------------------------------------------------------------------------------
                                                                          44,473         67,726           71,973
-----------------------------------------------------------------------------------------------------------------

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2002, 2003 and March 31, 2003 are as follows:

                                                                         Millions of Yen
                      --------------------------------------------------------------------------------------------------------------
                              September 30, 2002                    September 30, 2003                     March 31, 2003
                      ------------------------------------  -----------------------------------  -----------------------------------
                              Gross       Gross                     Gross      Gross                     Gross      Gross
                            unrealized  unrealized                unrealized unrealized                unrealized unrealized
                             holding     holding    Fair           holding    holding    Fair           holding    holding    Fair
                      Cost    gains      losses     value   Cost    gains      losses    value   Cost    gains     losses     value
------------------------------------------------------------------------------------------------------------------------------------
Current:
  Corporate debt
   securities         2,119       -          1      2,118     121       4         -        125     107       -         -        107
  Other                   -       -          -          -      11       -         -         11       -       -         -          -
------------------------------------------------------------------------------------------------------------------------------------
                      2,119       -          1      2,118     132       4         -        136     107       -         -        107
------------------------------------------------------------------------------------------------------------------------------------
Non-current:
  Equity securities   7,582   5,931        647     12,866   6,088   8,146       126     14,108   6,328   5,148       519     10,957
  Corporate debt
   securities        15,020       6         97     14,929  45,013       2        83     44,932  45,020       5       195     44,830
  Other              10,294       5      1,140      9,159   1,261     266        12      1,515   9,459      10       654      8,815
------------------------------------------------------------------------------------------------------------------------------------
                     32,896   5,942      1,884     36,954  52,362   8,414       221     60,555  60,807   5,163     1,368     64,602
------------------------------------------------------------------------------------------------------------------------------------

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2003, regardless of their balance sheet classification, are as follows:

                                                       Millions of Yen
                                              ---------------------------------
                                                     September 30, 2003
                                              ---------------------------------
                                                   Cost           Fair value
-------------------------------------------------------------------------------
Due within one year                                  121               125
Due after one year through five years             45,013            44,932
-------------------------------------------------------------------------------
                                                  45,134            45,057
-------------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were (Yen) 22,133 million, (Yen) 33,514 million and (Yen) 24,513 million for the half years ended September 30, 2002, 2003 and year ended March 31 2003, respectively.

There were no significant realized gains on sales of available-for-sale securities for the half years ended September 30, 2002, 2003 and year ended March 31, 2003. There were no significant realized losses on sales of available-for-sale securities for the half years ended September 30, 2002, 2003 and year ended March 31, 2003. There were no significant losses on securities for the half years ended September 30, 2002 and 2003 charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary. The loss on securities of (Yen) 2,260 million for the year ended March 31, 2003 was charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administered and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of contribution was (Yen) 20,760 million. The net unrealized gains on these available-for-sale securities amounting to (Yen) 13,095 million continues to be included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets and will only be reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

3. PER SHARE DATA

Shareholders' equity per share were (Yen) 912.98, (Yen) 885.41 and (Yen) 946.38 as of September 30, 2002, March 31, 2003 and September 30, 2003, respectively.

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

The following table sets forth the computation of basic and diluted earnings per share showing the reconciliation of the numerators and denominators used for the computation.

                                                                          Thousands of shares
                                                      ------------------------------------------------------------
                                                       September 30, 2002   September 30, 2003    March 31, 2003
------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                    727,020             744,261             726,660

Effect of dilutive securities:
   Convertible bonds-
      0.35%, payable in yen, due March 2003                    24,684                   -              23,250
------------------------------------------------------------------------------------------------------------------
Diluted common shares outstanding                             751,704             744,261             749,910
------------------------------------------------------------------------------------------------------------------

                                                                            Millions of Yen
                                                      ------------------------------------------------------------
                                                       September 30, 2002   September 30, 2003    March 31, 2003
------------------------------------------------------------------------------------------------------------------
Net income applicable to common shareholders                   33,525              42,265              72,513

Effect of dilutive securities:
   Convertible bonds-
      0.35%, payable in yen, due March 2003                        60                   -                  86
------------------------------------------------------------------------------------------------------------------
Diluted net income                                             33,585              42,265              72,599
------------------------------------------------------------------------------------------------------------------

                                                                                   Yen
                                                      ------------------------------------------------------------
Earnings per share:
      Basic                                               (Yen) 46.11         (Yen) 56.79         (Yen) 99.79
      Diluted                                                   44.68                   -               96.81

------------------------------------------------------------------------------------------------------------------

4.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2002, 2003 and year ended March 31 2003 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2002, 2003 and year ended March 31 2003 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately (Yen) 54 million of the balance of accumulated other comprehensive loss as of September 30, 2003.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statement of income.

5.   CREDIT LINES

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit amounted to (Yen) 618,613 million, (Yen) 613,884 million and (Yen) 590,271 million as of September 30, 2002, March 31, 2003 and September 30, 2003, respectively, of which (Yen) 358,356 million, (Yen) 378,984 million and (Yen) 329,013 million related to commercial paper and medium-term notes programs at prevailing interest rates.

6.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was also contingently liable as guarantor for employees' housing loans amounted to (Yen) 347 million as of September 30, 2003.

As of September 30, 2003, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

7.   SECURED LOAN AND COLLATERAL

Certain subsidiaries of the company provide their land, buildings and lease receivables to banks, insurance companies and other financial institutions as collateral. Secured loan are amounted to (Yen) 3,269 million, (Yen) 2,553 million and (Yen) 1,483 million as of September 30, 2002, March 31, 2003 and September 30, 2003, respectively, which are collateralized by land, buildings and lease receivables with a book value of (Yen) 8,557 million, (Yen) 8,432 million and (Yen) 3,633 million as of September 30, 2002, March 31, 2003 and September 30, 2003, respectively.

8.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities is principally based on quoted market price.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E)  INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2002, 2003 and March 31, 2003 is summarized as follows:

                                                                   Millions of Yen
                                   ---------------------------------------------------------------------------------
                                      September 30, 2002         September 30, 2003           March 31, 2003
                                   -------------------------- ------------------------- ----------------------------
                                     Carrying    Estimated      Carrying   Estimated      Carrying     Estimated
                                      Amount     Fair Value      Amount    Fair Value      Amount      Fair Value
--------------------------------------------------------------------------------------------------------------------
Marketable securities and
 Investment securities                  46,591       46,591        67,862      67,862        72,080        72,080
Installment loans                       49,507       49,696        50,818      51,016        50,531        50,783
Long-term indebtedness                (362,909)    (369,351)     (284,392)   (287,780)     (345,902)     (351,305)
Interest rate swap agreements, net       4,158        4,158         2,543       2,543         3,985         3,985
Foreign currency contracts, net           (157)        (157)        1,136       1,136          (594)         (594)
Foreign currency options, net             (482)        (482)        1,147       1,147          (466)         (466)

--------------------------------------------------------------------------------------------------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9.   SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the half years ended September 30, 2002, 2003 and year ended March 31, 2003:

                                                                             Millions of Yen
                                                      -----------------------------------------------------------
                                                        Half year ended     Half year ended        Year ended
                                                       September 30, 2002  September 30, 2003    March 31, 2003
-----------------------------------------------------------------------------------------------------------------
Research and development costs                              40,230              44,255              83,551
Advertising costs                                            7,629               8,272              16,958
Shipping and handling costs                                  6,345               6,217              12,582

-----------------------------------------------------------------------------------------------------------------

10.  SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

Ricoh's operating segments are comprised of office equipment, including copiers and related supplies, communications and information systems, and others, including optical equipment and electronic devices.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the half years ended September 30, 2002, 2003 and year ended March 31, 2003.

(A) OPERATING SEGMENT INFORMATION

                                                                           Millions of Yen
                                                 -------------------------------------------------------------------
                                                    Half year ended       Half year ended          Year ended
                                                   September 30, 2002    September 30, 2003      March 31, 2003
--------------------------------------------------------------------------------------------------------------------
Sales-
    Office equipment                                    749,357               775,508             1,520,574
    Other                                               108,956               113,747               220,539
    Intersegment transaction                             (1,492)               (1,165)               (2,755)
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                        856,821               888,090             1,738,358
--------------------------------------------------------------------------------------------------------------------
Operating Expenses-
    Office equipment                                    655,773               672,809             1,329,776
    Other                                               112,047               110,761               222,772
    Intersegment transaction                             (1,487)               (1,195)               (2,726)
    Unallocated expense                                  29,160                28,460                54,882
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                        795,493               810,835             1,604,704
--------------------------------------------------------------------------------------------------------------------
Operating Income-
    Office equipment                                     93,584               102,699               190,798
    Other                                                (3,091)                2,986                (2,233)
    Elimination                                         (29,165)              (28,430)              (54,911)
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                         61,328                77,255               133,654
--------------------------------------------------------------------------------------------------------------------
Other Expenses                                           (5,655)               (5,839)              (10,184)
--------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
   Interests and Equity in Earnings of
   Affiliates                                            55,673                71,416               123,470
--------------------------------------------------------------------------------------------------------------------

                                                                           Millions of Yen
                                                 -------------------------------------------------------------------
                                                    Half year ended       Half year ended          Year ended
                                                   September 30, 2002    September 30, 2003      March 31, 2003
--------------------------------------------------------------------------------------------------------------------
Total Assets-
    Office equipment                                  1,168,995             1,196,927             1,198,706
    Other                                               184,776               184,083               176,296
    Elimination                                          (6,851)               (7,596)               (6,908)
    Corporate assets                                    479,465               538,748               516,828
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                      1,826,385             1,912,162             1,884,922
--------------------------------------------------------------------------------------------------------------------
Expenditure for segment assets-
    Office equipment                                     35,202                31,938                65,720
    Other                                                 2,673                 3,916                 7,213
    Corporate assets                                        546                   480                 1,023
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                         38,421                36,334                73,956
--------------------------------------------------------------------------------------------------------------------
Depreciation-
    Office equipment                                     29,718                29,378                60,687
    Other                                                 3,115                 3,349                 6,917
    Corporate assets                                      1,062                   895                 1,954
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                         33,895                33,622                69,558
--------------------------------------------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the half years ended September 30, 2002, 2003 and year ended March 31, 2003 are as follows:

                                                                           Millions of Yen
                                                 -------------------------------------------------------------------
                                                    Half year ended       Half year ended          Year ended
                                                   September 30, 2002    September 30, 2003      March 31, 2003
--------------------------------------------------------------------------------------------------------------------
Sales-
    Japan                                               449,575               448,636               896,022
    The Americas                                        170,433               167,664               343,940
    Europe                                              166,169               196,951               354,477
    Other                                                70,644                74,839               143,919
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                        856,821               888,090             1,738,358
--------------------------------------------------------------------------------------------------------------------
Long-Lived Assets-
    Japan                                               251,427               249,199               251,214
    The Americas                                         74,795                66,242                71,850
    Europe                                               34,007                33,780                34,062
    Other                                                11,584                11,428                11,742
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                        371,813               360,649               368,868
--------------------------------------------------------------------------------------------------------------------

Ricoh's long-lived assets consist property, plant and equipment, goodwill, other intangible assets and lease deposits and other.

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the half years ended September 30, 2002, 2003 and year ended March 31, 2003. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                           Millions of Yen
                                                 -------------------------------------------------------------------
                                                    Half year ended       Half year ended          Year ended
                                                   September 30, 2002    September 30, 2003      March 31, 2003
--------------------------------------------------------------------------------------------------------------------
Sales-
    Japan
       External customers                               478,814               478,922               954,310
       Intersegment                                     152,398               184,331               320,596
--------------------------------------------------------------------------------------------------------------------
           Total                                        631,212               663,253             1,274,906
--------------------------------------------------------------------------------------------------------------------
    The Americas
       External customers                               164,940               161,965               333,935
       Intersegment                                       2,537                 2,992                 5,620
--------------------------------------------------------------------------------------------------------------------
           Total                                        167,477               164,957               339,555
--------------------------------------------------------------------------------------------------------------------
    Europe
       External customers                               165,668               196,560               352,943
       Intersegment                                       1,432                 1,771                 3,019
--------------------------------------------------------------------------------------------------------------------
           Total                                        167,100               198,331               355,962
--------------------------------------------------------------------------------------------------------------------
    Other
       External customers                                47,399                50,643                97,170
       Intersegment                                      34,830                49,225                72,664
--------------------------------------------------------------------------------------------------------------------
           Total                                         82,229                99,868               169,834
--------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                  (191,197)             (238,319)             (401,899)
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                        856,821               888,090             1,738,358
--------------------------------------------------------------------------------------------------------------------
Operating Expenses-
    Japan                                               593,978               606,466             1,188,760
    The Americas                                        159,936               157,274               325,228
    Europe                                              160,097               188,819               337,693
    Other                                                77,669                95,302               159,864
--------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                  (196,187)             (237,026)             (406,841)
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                        795,493               810,835             1,604,704
--------------------------------------------------------------------------------------------------------------------
Operating Income-
    Japan                                                37,234                56,787                86,146
    The Americas                                          7,541                 7,683                14,327
    Europe                                                7,003                 9,512                18,269
    Other                                                 4,560                 4,566                 9,970
--------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment profit                    4,990                (1,293)                4,942
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                         61,328                77,255               133,654
--------------------------------------------------------------------------------------------------------------------
Other Expenses                                           (5,655)               (5,839)              (10,184)
--------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
   Interests and Equity in Earnings of
   Affiliates                                            55,673                71,416               123,470
--------------------------------------------------------------------------------------------------------------------
Total Assets-
    Japan                                             1,047,667             1,061,188             1,064,857
    The Americas                                        204,813               192,700               201,359
    Europe                                              165,816               186,650               174,541
    Other                                                59,483                69,154                70,458
    Elimination                                        (130,859)             (136,278)             (143,121)
    Corporate assets                                    479,465               538,748               516,828
--------------------------------------------------------------------------------------------------------------------
    Consolidated                                      1,826,385             1,912,162             1,884,922
--------------------------------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the half years ended September 30, 2002, 2003 and year ended March 31, 2003.